SCHLUETER & ASSOCIATES, P.C.

5655 South Yosemite Street, Suite 350

Greenwood Village, Colorado 80111

Telephone: 1-303 292-3883

Facsimile: 1-303 296-8880

hfs@schlueterintl.com

August 15, 2024

VIA EDGAR

Registration Statement

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	BeLive Holdings
Registration Statement on Form F-1 Filed on July 10, 2024 File No. 333-280739

Dear Ms. Veator:

We represent BeLive Holdings (“Registrant” and “Company”) as U.S. counsel. We are submitting herewith Amendment No.1 to the Registration Statement on Form F-1 (the “Registration Statement”) which is being filed via EDGAR simultaneously with this transmittal letter.

The purpose of this letter is to respond to the comment letter dated July 29, 2024, from the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to the above-referenced Registration Statement. For your convenience, the comment has been reproduced below, followed by the Registrant’s response.

Registration Statement on Form F-1

Implications of Being a Controlled Company, page 6

1. We note that you identify FTAG Ventures Pte. Ltd and your executive officers as your controlling shareholders under Nasdaq rules. Please disclose whether there is an agreement pursuant to which FTAG Ventures Pte. Ltd and your executive officers are considered a single entity or group or explain why FTAG Ventures Pte. Ltd and your executive officers are properly considered controlling shareholders.

Response:

There is no agreement pursuant to which FTAG Ventures Pte. Ltd. and our executive officers are considered a single entity or group and therefore the disclosures regarding controlling shareholders have been revised.

See Prospectus Cover Page and pages vi, 2, 6, 27, 29, 30, 50, 87, Resale Prospectus Alternative Cover Page, and Part II, Item 7

Risk Factors

Natural catastrophic events and man-made problems such as..., page 12

2. We note your disclosure that you “cannot guarantee” that a cybersecurity incident “may not occur again.” Please disclose whether you have experienced any material cybersecurity attacks or incidents.

Response:

The disclosure has been revised to disclose that the Company has not experienced any cybersecurity attacks or incidents.

See page 12

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 40

3. Please revise your disclosure to explain in greater detail why your revenues decreased between the years ended December 31, 2022 and 2023. Refer to Item 303(b)(2) of Regulation S-K.

Response:

The disclosure has been revised to explain in greater detail why our revenues decreased between the years ended December 31, 2022 and 2023.

See page 40

Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022 Notes to Consolidated Financial Statements

28. Subsequent Events, page F-69

4. Tell us how you considered giving retroactive presentation to the reverse stock split, effected on February 18, 2024, in your financial statements. Refer to paragraph 64 of IAS 33.

Response:

The auditors have advised that with respect to “the retroactive presentation of the reverse stock split effected on February 18, 2024, in our financial statements, we considered the requirements outlined in paragraph 64 of IAS 33.

According to paragraph 64 of IAS 33, if the number of ordinary or potential ordinary shares outstanding changes as a result of a capitalization, bonus issue, or a share split (including reverse share split), the calculation of basic and diluted earnings per share for all periods presented should be adjusted retrospectively. This adjustment is necessary to reflect the new number of shares as if the change had occurred at the beginning of the earliest period presented.

In compliance with this requirement, we have adjusted the number of shares used in the EPS calculations retrospectively for all periods presented in our financial statements to account for the reverse stock split. This ensures that our EPS figures provide a consistent and comparable basis across reporting periods.

We have ensured that all relevant disclosures in our financial statements reflect this adjustment, providing clarity on the impact of the reverse stock split on our reported EPS figures.”

See page F-4, F-47, F-69, and F-82

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or wish to discuss any matters with respect to this filing, please do not hesitate to contact me at (303) 868-3382 (email: hfs@schlueterintl.com) or my colleague Celia Velletri at (303) 907-4842 (email: cv@schlueterintl.com). Regarding accounting matters, you may contact Chia Lei Kuan of Onestop Assurance PAC at +65 9499 3768 (email: leikuanchia@one-stop-ca.com) in respect of any accounting issues.

Thanks in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Henry F. Schlueter

cc:	BeLive Holdings
R.F. Lafferty & Co., Inc.
Lucosky Brookman LLP
Onestop Assurance PAC